UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Fortress Biotech, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

34960Q 109

(CUSIP Number)

Daryl Katz

c/o Katz Group

Suite 2700 Edmonton Tower

10111 104 Avenue NW

Edmonton AB T5J 0J4

Telephone: 587.442.0310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2023

(Date of Event Which Requires Filing of this Statement)

With copies to:
Shawna K. Vogel, K.C., ICD.D	Richard DiStefano, Esq.
Chief Legal Officer	Buchanan Ingersoll & Rooney PC
Katz Group	640 Fifth Avenue
Suite 2700 Edmonton Tower	New York, New York 10019-6102
10111 104 Avenue NW	Telephone: 212.440.4455
Edmonton AB T5J 0J4
Telephone: 587.442.0310

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 34960Q 109

1.	Names of Reporting Persons Mr. Daryl Katz
2.	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 6,052,975
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,052,975
11.	Aggregate amount beneficially owned by each Reporting Person 6,052,975
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)☐
13.	Percent of class represented by amount in Row (11) 4.76% of Common Stock*
14.	Type of Reporting Person (see instructions) IN

*Calculated based on 127,137,139 shares of Common Stock outstanding after the offering described in the Issuer’s Prospectus Supplement dated February 7, 2023, as filed with the SEC on February 9, 2023.

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CUSIP No.: 34960Q 109

1.	Names of Reporting Persons DAK Capital Inc.
2.	Check the appropriate box if a member of a group (see instructions)
	(a)	☐
	(b)	☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Alberta, Canada
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 6,052,975
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,052,975
11.	Aggregate amount beneficially owned by each Reporting Person 6,052,975
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)☐
13.	Percent of class represented by amount in Row (11) 4.76% of Common Stock*
14.	Type of Reporting Person (see instructions) CO

*Calculated based on 127,137,139 shares of Common Stock outstanding after the offering described in the Issuer’s Prospectus Supplement dated February 7, 2023, as filed with the SEC on February 9, 2023.

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Explanatory Note

This Amendment No. 1 to Schedule 13D relates to the Schedule 13D filed on December 28, 2020 by the Reporting Persons (as defined below) (the “Initial 13D” and, as amended by this Amendment No. 1, collectively this “Statement”) and is being filed by the Reporting Persons to report an overall decrease in the Reporting Persons’ beneficial ownership percentage of Common Stock (as defined below). The filing of this Amendment No. 1 represents the final amendment to this Statement and constitutes an exit filing for the Reporting Persons.

As previously reported, Kevin L. Lorenz, J.D., is the Chief Investment Officer, Senior Vice President, Treasury & Private Investments at the Katz group in the family office of Mr. Katz and, in that position, has the ability to affect and implement decisions in respect of the securities of the Issuer on behalf of the Reporting Persons. Mr. Lorenz is also a director of the Issuer.

Item 1.	Security and Issuer.

This Statement relates to the common stock, $0.001 par value (the "Common Stock"), of Fortress Biotech, Inc., a Delaware corporation (the "Issuer").

The principal executive offices of the Issuer are located at 2 Gansevoort Street, 9th Floor, New York, New York 10014.

Item 2.	Identity and Background.

(a)     This Statement is being filed by, and reflects the holdings of:

(i)	Mr. Daryl Katz (“Mr. Katz”), and

(ii)	DAK Capital Inc. (“DAK” and together with Mr. Katz, the “Reporting Persons”).

(b)     The business address of each Reporting Person is Suite 2700 Edmonton Tower, 10111 104 Avenue NW, Edmonton AB T5J 0J4.

(c)     Mr. Katz is the Founder and Chairman of the Katz Group, one of Canada’s leading privately owned enterprises, with operations in sports and entertainment, real estate and public and private investment. DAK is a direct subsidiary of the 2017 D. Katz Family Trust and is part of the Katz Group of companies. The principal occupation of the directors and executive officers of DAK is to act in the capacities listed on Schedule A.

(d)     During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of their respective directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of their respective directors or executive officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Katz is a citizen of Canada. DAK is a corporation formed under the laws of Alberta, Canada.

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Item 3.	Source and Amount of Funds of Other Consideration.

All of the shares of Common Stock to which this Statement relates, including the shares acquired on February 10, 2023 as described on Schedule B, were purchased on behalf of DAK using working capital. The aggregate purchase price of the 6,052,975 shares of Common Stock was approximately $5.8 million (excluding commissions).

Item 4.	Purpose of Transaction.

The shares of Common Stock of the Issuer held by the Reporting Persons were acquired for investment purposes.

The Reporting Persons do not currently have any plans or proposals which relate to or would result in:

(a)     the acquisition or disposition of additional securities of the Issuer; provided, however, that the Reporting Persons reserve the right to acquire additional securities of the Issuer for investment purposes or to dispose of securities of the Issuer at any time;

(b)     an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)     a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)     any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)     any material change in the present capitalization or dividend policy of the Issuer;

(f)      any other material change in the Issuer's present business or corporate structure;

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(g)     changes in the Issuer's present charter, bylaws or instruments corresponding thereto, or such other actions which may impede the acquisition of control of the Issuer by any person;

(h)     causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)      a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      any action similar to any of those enumerated above.

The Reporting Persons, may, from to time, review or reconsider their positions and formulate plans or proposals with respect to items (a) through (j) above, but have no present intention of doing so.

Item 5.	Interest in Securities of the Issuer.

(a)     As of the date of this Statement, Mr. Katz and DAK hold 6,052,975 shares of Common Stock of the Issuer. Accordingly, for the purposes of Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own, as at the date of this Statement, 4.76% of the shares of Common Stock outstanding (after giving effect to (i) the purchase from the Issuer of 1,197,604 shares of Common Stock in the offering by the Issuer described in the Issuer’s Prospectus Supplement dated February 7, 2023 (the “Offering”), as filed with the SEC on February 9, 2023 (the “Prospectus Supplement”), and (ii) the expiration of warrants to purchase up to 752,000 shares of Common Stock previously included in the Statement). The beneficial ownership percentage reported herein is based on: (A) 127,137,139 shares of Common Stock outstanding after the Offering involving 16,642,894 shares of Common Stock as described in the Prospectus Supplement, and (B) the quotient obtained by dividing (a) the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons by (b) the 127,137,139 shares of Common Stock outstanding as set forth above.

(b)     As of the date of this Statement, Mr. Katz and DAK have the shared power to vote and direct the vote and the shared power to dispose and direct the disposition over all of the 6,052,975 shares of Common Stock beneficially owned by them.

(c)     To the best of the Reporting Persons’ knowledge, transactions in the Common Stock effected by the Reporting Persons during the past 60 days and not previously reported are set forth on Schedule B to this Statement.

(d)     Not applicable.

(e)     Following the events described in Item 5(a), the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Statement is hereby amended and supplemented by the addition of the following:

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On February 7, 2023, DAK entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) for the purchase from the Issuer of an aggregate of 1,197,604 shares of Common Stock at a purchase price of $0.835 per share. The foregoing summary of the Securities Purchase Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Securities Purchase Agreement, which is included as Exhibit 99.2 to this Statement by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K filed with the SEC on February 9, 2023.

Except as otherwise described in this Statement, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between the Reporting Persons and any other person or entity.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Initial 13D is hereby amended and supplemented by the addition of the following:

Exhibit
No.	Description

Exhibit 99.2	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K filed with the SEC on February 9, 2023).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023	/s/ Daryl Katz
Daryl Katz

DAK CAPITAL INC.

By: /s/ Daryl Katz
Daryl Katz, Director

Attention – Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001).

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Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF DAK CAPITAL INC.

Set forth below are the name and present principal occupation or employment of each director and executive officer of the DAK Capital Inc. The business address of each of the directors and executive officers is Suite 2700 Edmonton Tower, 10111 104 Avenue NW, Edmonton AB T5J 0J4. Except as otherwise noted, positions specified are positions with DAK Capital.

Name	Principal Occupation or Employment	Citizenship
Daryl A. Katz	Director, Chairman, DAK Capital Inc.; Chairman, Katz Group	Canada
Brad Gilewich	Director, President, DAK Capital Inc.; President, Katz Group	Canada

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Schedule B

Information with Respect to Transaction(s) Effected

DAK CAPITAL INC.
		Number of Shares of Common
Date of		Stock	Average Price
Transaction	Type of Transaction	Purchased	per Share of Common Stock
February 10, 2023	Purchase	1,197,604	$0.835

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